Exhibit 99.4

SIRATSA LLC AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Managers
Siratsa LLC:

We have audited the accompanying consolidated statement of operations, changes in members’ equity, and cash flows for the year ended December 31, 2005 of Siratsa LLC (a Delaware limited liability company, formerly Astaris LLC) and subsidiaries (the Company). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Siratsa LLC and subsidiaries’ operations and cash flows the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

St. Louis, Missouri
March 30, 2006

SIRATSA LLC AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

(Dollars in thousands)

	December 31, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$955	$1,323
Restricted cash (Note 2)	2,492	3,150
Receivables:
Other	—	65
Deposits held in escrow	12,534	25,328
Prepaid expenses and other current assets	64	64
Total current assets	16,045	29,930
Other assets	152	192
Total assets	$16,197	$30,122

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	776	5,448
Due to affiliates (Note 1)	12,534	12,573
Commitments and contingent liabilities (Note 5)	—	—
Total liabilities	13,310	18,021
Members’ equity	2,887	12,101
Total liabilities and members’ equity	$16,197	$30,122

See accompanying notes to consolidated financial statements.

SIRATSA LLC AND SUBSIDIARIES

Consolidated Statements of Operations (1)

Year ended December 31,

(Dollars in thousands)

	2007	2006	2005
Net sales	$—	—	320,209
Cost of sales	—	—	278,873
Selling, general, and administration expenses	495	1,734	22,495
Restructuring and other expenses	—	—	831
Operating income (loss)	(495)	(1,734)	18,010
Other income (expense):
Equity in earnings of joint venture	—	—	1,350
Gain on sale of assets (Note 3)	—	—	125,909
Interest expense	—	—	(2,770)
Interest income	183	736	167
Other, net	70	(4,028)	(1,622)
Total other income (loss)	253	(3,292)	123,034
Net income (loss) before income tax expense	(242)	(5,026)	141,044
Income tax expense	—	—	126
Net income (loss)	$(242)	(5,026)	140,918

See accompanying notes to consolidated financial statements. (1)

(1) Information for year ended December 31, 2005 is audited. Information for years ended December 31, 2006 and 2007 is unaudited.

SIRATSA LLC AND SUBSIDIARIES

Consolidated Statement of Changes in Members’ Equity (1)

(Dollars in thousands)

	Member's equity	Accumulated other comprehensive income	Total members' equity (deficit)	Comprehensive income (loss)
Balance, December 31, 2004	$16,654	(2,623)	14,031
Distributions to owners	(140,445)	—	(140,445)
Foreign currency adjustment	—	2,623	2,623	$2,623
Net income	140,918	—	140,918	140,918
Comprehensive income				$143,541

Balance, December 31, 2005	$17,127	—	17,127
Net loss	(5,026)	—	(5,026)	$(5,026)
Comprehensive loss	—	—	—	$(5,026)

Balance, December 31, 2006	$12,101	—	12,101
Distributions to owners	(8,972)	—	(8,972)
Net loss	(242)	—	(242)	$(242)
Comprehensive loss	—	—	—	$(242)
Balance, December 31, 2007	$2,887	—	2,887

See accompanying notes to consolidated financial statements. (1)

(1) Information for year ended December 31, 2005 is audited. Information for years ended December 31, 2006 and 2007 is unaudited.

SIRATSA LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows (1)

Year ended December 31,

(Dollars in thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income (loss)	$(242)	(5,026)	140,918
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	—	—	7,254
Amortization	—	—	357
Gain on sale of assets	—	—	(125,909)
Loss on disposals of property, plant, and equipment	—	—	533
Noncash restructuring expenses	—	—	(283)
Equity in earnings of joint venture	—	—	(1,350)
Noncash interest income	—	(517)	—
Changes in operating assets and liabilities:
Restricted cash	658	500	(3,652)
Receivables, net	65	502	(5,027)
Inventories	—	—	(5,105)
Deposits held in escrow	12,794	—	(24,810)
Due from affiliates	—	—	1,097
Prepaid expenses and other current assets	40	338	(13)
Bank overdrafts	—	—	(445)
Accounts payable and accrued expenses	(4,672)	3,152	1,647
Due to affiliates	(39)	—	(35,892)
Other long-term liabilities	—	—	(69,781)
Net cash (used in) provided by operating activities	8,604	(1,051)	(120,461)

Cash flows from investing activities:
Additions to property, plant, and equipment	—	—	(9,396)
Proceeds from sale of assets, net of transaction costs and cash sold	—	—	253,610
Cash distributions from joint venture	—	—	252
Net cash provided by (used in) investing activities	—	—	244,466

Cash flows from financing activities:
Proceeds from revolver	—	—	144,554
Repayment of revolver	—	—	(144,554)
Deferred loan fees	—	—	(1,447)
Cash distributions to owners	(8,972)	—	(127,672)
Net cash (used in) provided by financing activities	(8,972)	—	(129,119)
Effect of exchange rate changes on cash			(559)

Net change in cash and cash equivalents	(368)	(1,051)	(5,673)
Cash and cash equivalents, beginning of year	1,323	2,374	8,047
Cash and cash equivalents, end of year	$955	1,323	2,374

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	—	3,103
Cash paid for taxes	—	280	65
Non-cash distributions to owners	—	—	12,773

 See accompanying notes to consolidated financial statements. (1)

(1) Information for year ended December 31, 2005 is audited. Information for years ended December 31, 2006 and 2007 is unaudited.

SIRATSA LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

 (Dollars in thousands)

(1) Operations and Organization

Organization and Basis of Presentation

Siratsa LLC, formerly Astaris LLC, and subsidiaries (Siratsa or the Company) was, prior to the sale transaction described below, a diversified chemical producer of phosphates and phosphoric acid products headquartered in St. Louis, Missouri. Currently, the Company conducts no operations.

On September 1, 2005, the Company, Solutia Inc. (Solutia) and FMC Corporation (FMC) (the Owners) entered into an asset purchase agreement with Israel Chemicals Limited (ICL) and one of its subsidiaries, pursuant to which the Company agreed to sell substantially all of its foreign and domestic operating assets to ICL for $255,000 in cash, subject to certain purchase price adjustments, and the assumption by ICL of certain related liabilities. The transaction closed on November 4, 2005. Subsequent to the closing of the transaction, certain of the assets and liabilities of the Company that were not included in the sale to ICL were transferred to Solutia and FMC. Generally, these assets and liabilities consisted of cash, property originally contributed to the joint venture by Solutia and FMC, as well as certain pre-closing liabilities, including certain environmental liabilities. Certain non-operating assets and liabilities remained with the Company.

As part of the sale transaction, $12,534 of the sales proceeds were deposited in escrow to secure Solutia’s indemnification obligations as defined in the Asset Purchase Agreement. This amount is included in deposits held in escrow in the consolidated balance sheet. This amount will be paid pursuant to the indemnification provisions of the Asset Purchase Agreement. Therefore, an equal amount is recorded as a liability in Due to affiliates in the consolidated balance sheets as of December 31, 2007 and 2006.

Effective December 2, 2005, the Company changed its name to Siratsa LLC.

The accompanying consolidated financial statements include the accounts of Siratsa LLC and subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Information presented within the consolidated financial statements and accompanying notes for the years ended December 31, 2007 and 2006 is unaudited. Information presented for the year ended December 31, 2005 is audited.

On December 17, 2003, Solutia Inc. and its 14 U.S. subsidiaries (the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") under Case Number 03-17949 (PCB).

On October 15, 2007, Solutia filed its Fifth Amended Joint Plan of Reorganization (the “Plan”) and the related Fifth Amended Disclosure Statement (the “Disclosure Statement”) with the Bankruptcy Court.  The Disclosure Statement was approved by the Bankruptcy Court on October 19, 2007.  The Plan is based on a comprehensive settlement reached with all of the major constituents in its bankruptcy case which includes the following parties: Monsanto, noteholders controlling at least $300 million in principal amount of the 2027/2037 notes, the Official Committee of General Unsecured Creditors, the Official Committee of Equity Security Holders and the Ad Hoc Trade Committee.

 The Disclosure Statement contains a description of the events that led up to the Debtors’ bankruptcy filing, the actions the Debtors’ have taken to improve their financial situation while in bankruptcy, a current description of the Debtors’ businesses and a summary of the classification and treatment of allowed claims and equity interests under the Plan.  The Disclosure Statement was sent to Solutia’s creditors and equity interest holders who approved the Plan.  On November 29, 2007 the Bankruptcy Court entered an order confirming the Plan.  The Plan became effective and Solutia emerged from Chapter 11 on February 28, 2008.

(Continued)

SIRATSA LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

 (Dollars in thousands)

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect revenues and expenses during the period reported. Actual results are likely to differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less, to be cash equivalents, except that any such investments purchased with funds held in escrow or similar accounts are classified as restricted cash. These investments are carried at cost, which approximates market value.

Restricted Cash

As of December 31, 2007 and 2006, $2,492 and $3,150, respectively, were classified as restricted cash. These monies are on deposit to cover insurance claims paid by the workers’ compensation administrator.

        Revenue Recognition

Revenue was recognized upon completion of the earnings process, which was upon shipment. Net sales included billings to customers for shipping and handling, and the related shipping and handling costs were classified as cost of sales. Rebates due to customers were provided in the same period that the related sales were recorded based on the contract terms.

         Foreign Currency Translation

Assets and liabilities denominated in foreign currency were translated at current exchange rates, and profit-and-loss accounts were translated at weighted average exchange rates. Resulting translation gains and losses were included as a separate component of members’ equity in accumulated other comprehensive income. As part of the sale transaction, all foreign currency denominated assets and liabilities were sold to ICL. As such, the balance of accumulated other comprehensive loss on the transaction date of $1,144 was recorded as a component of the gain on sale in the 2005 consolidated statement of operations.

Income Taxes

No provision for United States Federal income taxes has been made in the accompanying consolidated financial statements since any liability for such income taxes is that of the Owners and not of the Company. The Company’s income tax provision relates to certain foreign, state and local income taxes.

(3) Sale of Assets

The Company and its Owners entered into an Asset Purchase Agreement with ICL, dated September 1, 2005, to sell substantially all of the Company’s assets, including $925 in cash, for $255,000 cash and the assumption of certain liabilities. The sale price of the transaction was based on a purchased net working capital balance of $58,000, with any difference on the date of close to be reflected as an adjustment to the purchase price. The estimated purchased working capital at closing was $70,243, which resulted in a preliminary purchase price of $267,243. The Asset Purchase Agreement required that cash equal to the estimated working capital excess on November 4, 2005, of $12,243 be deposited in an escrow account to be released from escrow upon verification of actual working capital on the transaction date. The Company recorded a gain on the sale of $125,909, net of transaction costs of $12,708 and other items.

(Continued)

SIRATSA LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

 (Dollars in thousands)

Immediately following the sale, the Company repaid its $53,618 in borrowings under the 2005 Credit Agreement. Then, most of the remaining assets and liabilities were transferred to the Owners pursuant to the Owners’ Agreement dated September 1, 2005. The remaining available proceeds were distributed to the Owners pursuant to the Joint Venture Agreement.

Certain fixed assets were excluded from the sale to ICL, including certain assets from the Company’s operations in Sauget, Illinois. These assets were determined to be fully impaired after the transaction and were written-off prior to distribution to the Owners. The amount of this impairment was $9,653 and is included in the gain on sale of assets in the 2005 consolidated statement of operations. The remaining excluded assets were distributed at net book value on the date of distribution.

In February of 2007, the final working capital adjustments were determined. As a result, the final purchase price was $263,448 and the amounts held in escrow were released in 2007. The resolution of the final working capital adjustment, which reduced the preliminary purchase price, required an amount due to ICL of $4,028. This is comprised of a $3,795 working capital adjustment and $233 of interest. This amount was accrued as “other expense” in the consolidated statement of operations for the year ended December 31, 2006. In 2007, after payment of amount due to ICL, the remaining funds, totaling $8,972, that were deposited in the escrow account were distributed to owners.

Siratsa ceased operations when the transaction was completed on November 4, 2005.

(4) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2007 and 2006 consist of the following:

	2007	2006
Accounts payable	$—	$199
Due to ICL	—	4,028
Other accrued liabilities	776	1,221
	$776	$5,448

(5) Commitments and Contingencies

Pursuant to the Asset Purchase Agreement and the Owner’s Agreement, responsibility for certain contingent liabilities and commitments, including all lease commitments related to the operating business of the Company, was assumed by ICL. Certain other contingent liabilities, including indemnification obligations to ICL under the Asset Purchase Agreement, were assumed by the Owners. The Company also retained certain other contingent liabilities related to past operations of the Company’s business.  There can be no assurance that the outcome of these contingencies will be favorable, and adverse results in certain of these contingencies could have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

The Company leased office space, plants, facilities, and various types of manufacturing, data processing, and transportation equipment. Leases of real estate generally provided for payment of property taxes, insurance and repairs by the Company. Rent expense under operating leases was $2,448 in 2005. These lease obligations have either been assumed by ICL or the Owners.

(Continued)

SIRATSA LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

 (Dollars in thousands)

(6) Employee Benefit Plan

Prior to the sale of the Company’s assets, (see Note 3), the Company’s employees had the option to participate in 401(k) plans (the 401(k) Plans). Employees that qualified for participation could contribute up to 60% of their salary on a before-tax basis, subject to a maximum contribution limit as determined by the Internal Revenue Service, or 100% of their salary on an after-tax basis. The Company matched 80% of the first 5% of participant contributions. The Company made matching contributions to the 401(k) Plans totaling $1,157 in 2005. In addition, the Company also contributed a percentage of employees’ eligible earnings to a money purchase plan (the Money Purchase Plan) regardless of employees’ 401(k) Plan participation. The contribution rate for the year 2005 was 3%.  The Company made contributions to the Money Purchase Plan totaling $990 in 2005.

(7) Concentrations

Sales to one customer represented approximately 11% of sales in 2005. Purchases from two vendors represented approximately 18% and 16%, respectively, in 2005.

(8) Related Parties

The Company and the Owners provided and received various services to and from each other. Amounts included in the consolidated statements of operations related to these services for 2005 are as follows:

2005
Administrative services provided by the Owners and billed to the Company	$221
Manufacturing services and related infrastructure support provided by the Owners and billed to the Company	13,759
Environmental remediation services, dismantlement, and other restructuring charges billed by the Owners to the Company	626
Raw materials and finished goods purchased by the Company from the Owners	6,609
Net sales by the Company to the Owners	1,740

In 2005, the Company purchased raw materials from its former 44% joint venture investment in FosBrasil. These purchases were approximately $9,514.